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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

FIRST ACCEPTANCE CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

318457-10-8

(Cusip Number)

Gerald J. Ford
Hunnter's Glen/Ford Ltd.
200 Crescent Court, Suite 1350
Dallas, Texas 75201
(214) 873-5131

With a Copy to:
Michael M. Boone
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5552

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 318457-10-8			Page 2 of 8

1.	Name of Reporting Person: Gerald J. Ford, individually and as the sole trustee and sole grantor of Turtle Creek Revocable Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 13,712,854

		8.	Shared Voting Power: 1,960,365

		9.	Sole Dispositive Power: 13,712,854

		10.	Shared Dispositive Power: 1,960,365

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,673,219

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 33.57%(1)

14.	Type of Reporting Person (See Instructions): IN

1	Based on 46,681,438 shares outstanding as of November 11, 2004, as reported in the First Acceptance Corporation Form 10-Q filed November 12, 2004.

CUSIP No. 318457-10-8			Page 3 of 8

1.	Name of Reporting Person: Hunter's Glen/Ford, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 13,712,854

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 13,712,854

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,712,854

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 29.38%(1)

14.	Type of Reporting Person (See Instructions): PN

1	Based on 46,681,438 shares outstanding as of November 11, 2004, as reported in the First Acceptance Corporation Form 10-Q filed November 12, 2004.

CUSIP No. 318457-10-8			Page 4 of 8

1.	Name of Reporting Person: Ford Diamond Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 13,712,854

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 13,712,854

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,712,854

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 29.38%(1)

14.	Type of Reporting Person (See Instructions): CO

1	Based on 46,681,438 shares outstanding as of November 11, 2004, as reported in the First Acceptance Corporation Form 10-Q filed November 12, 2004.

CUSIP No. 318457-10-8			Page 5 of 8

1.	Name of Reporting Person: Jeremy B. Ford		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,960,365

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,960,365

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,960,365

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.20%(1)

14.	Type of Reporting Person (See Instructions): IN

1	Based on 46,681,438 shares outstanding as of November 11, 2004, as reported in the First Acceptance Corporation Form 10-Q filed November 12, 2004.

Item 3. Source and Amount of Funds or Other Consideration.
Item 5. Interest in Securities of the Issuer
SIGNATURE

CUSIP No. 318457-10-8	Page 6 of 8 Pages

     This Amendment No. 6 to Schedule 13D is being filed by (i) Gerald J. Ford, as an individual and as sole trustee and sole grantor of the Turtle Creek Revocable Trust (“Turtle Creek”), (ii) Ford Diamond Corporation, a Texas corporation (“Ford Diamond”), (iii) Hunter’s Glen/Ford, Ltd., a Texas limited partnership (“Hunter’s Glen”), and (iv) Jeremy B. Ford to amend the Amendment No. 5 to Schedule 13D dated April 30, 2004, filed by (i) Gerald J. Ford, as an individual and as sole trustee and sole grantor of Turtle Creek, (ii) Ford Diamond, (iii) Hunter’s Glen and (iv) Jeremy B. Ford to amend Items 3 and 5.

     On January 20, 2005, Hunter’s Glen made a distribution to its limited partner of 1,000,000 shares of common stock of First Acceptance Corporation (the “Common Stock”), which also made a distribution of 1,000,000 shares of Common Stock to Jeremy B. Ford on such date.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is hereby supplemented to include:

     On January 20, 2005, Hunter’s Glen made a distribution to its limited partner of 1,000,000 shares of Common Stock, which also made a distribution of 1,000,000 shares of Common Stock to Jeremy B. Ford on such date.

Item 5.   Interest in Securities of the Issuer

     Item 5 (a), (b) and (c) are hereby amended and restated in their entirety as follows:

     (a) Because of his affiliation with Hunter’s Glen, Ford Diamond and Turtle Creek, Gerald J. Ford may be deemed to beneficially own 15,673,219 shares of the Company’s Common Stock, which represents approximately 33.57% of the Company’s outstanding Common Stock. This number includes all shares owned by Jeremy B. Ford, the son of Gerald J. Ford, which may be deemed to be beneficially owned by Gerald J. Ford and any entity affiliated with Gerald J. Ford. Because of their affiliation with Gerald J. Ford, Hunter’s Glen and Ford Diamond each may be deemed to beneficially own 13,712,854 shares of the Company’s Common Stock, which represents approximately 29.38% of the Company’s outstanding Common Stock.

     Jeremy B. Ford is the beneficial owner of 1,960,365 shares of the Company’s Common Stock, which represents approximately 4.20% of the Company’s outstanding Common Stock.

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CUSIP No. 318457-10-8	Page 7 of 8 Pages

(b)

	Sole Voting	Shared Voting	Sole Dispositive	Shared Dispositive
	Power	Power	Power	Power
Gerald J. Ford, individually and as the sole trustee and sole grantor of Turtle Creek	13,712,854	1,960,365	13,712,854	1,960,365

Hunter’s Glen/Ford, Ltd.	0	13,712,854	0	13,712,854

Ford Diamond Corporation	0	13,712,854	0	13,712,854

Jeremy B. Ford	0	1,960,365	0	1,960,365

     (c) On January 20, 2005, Hunter’s Glen made a distribution to its limited partner of 1,000,000 shares of Common Stock, which also made a distribution of 1,000,000 shares of Common Stock to Jeremy B. Ford on such date.

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CUSIP No. 318457-10-8	Page 8 of 8 Pages

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

January 24, 2005	/s/ Gerald J. Ford Gerald J. Ford, as an individual and as sole trustee and sole grantor of the Turtle Creek Revocable Trust
January 24, 2005	FORD DIAMOND CORPORATION, a Texas corporation
By:
/s/ Gerald J. Ford Name: Gerald J. Ford Title: President
January 24, 2005	HUNTER’S GLEN/FORD, LTD., a Texas limited partnership
By:
/s/ Gerald J. Ford Name: Gerald J. Ford Title: President
January 24, 2005	/s/ Jeremy B. Ford Jeremy B. Ford

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